SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Design Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25056L 103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 25056L 103	Page 2 of 6 Pages

1.	Names of Reporting Persons Light Irrevocable Trust #1 dated April 22, 2019
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,834,355(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,834,355(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,834,355(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.9% (2)
12.	Type of Reporting Person (see instructions) OO

(1)

This schedule is filed by Light Irrevocable Trust #1 dated April 22, 2019 (“Light Trust”) and Jason Howerton. Mr. Howerton is the trustee of Light Trust, and in such capacity has the sole power to vote and dispose of such shares. Mr. Howerton disclaims beneficial ownership of the shares held by Light Trust.

(2)	The percentage is calculated based on 55,662,501 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2021.

13G

CUSIP No. 25056L 103	Page 3 of 6 Pages

1.	Names of Reporting Persons Jason Howerton
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,834,355(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,834,355(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,834,355(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.9%(2)
12.	Type of Reporting Person (see instructions) IN

(1)

This schedule is filed by Light Irrevocable Trust #1 dated April 22, 2019 (“Light Trust”) and Jason Howerton. Mr. Howerton is the trustee of Light Trust, and in such capacity has the sole power to vote and dispose of such shares. Mr. Howerton disclaims beneficial ownership of the shares held by Light Trust.

(2)	The percentage is calculated based on 55,662,501 shares of Common Stock outstanding as of November 5, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 5, 2021.

13G

CUSIP No. 25056L 103	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Design Therapeutics, Inc., a Delaware corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6005 Hidden Valley Road, Suite 110

Carlsbad, CA 92011

Item 2(a).	Name of Persons Filing:

Light Irrevocable Trust #1 dated April 22, 2019

Jason Howerton (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office of the Reporting Persons or, if none, Residence:

2114 Via Tiempo

Cardiff, CA 92007

Item 2(c).	Citizenship:

Light Irrevocable Trust #1 dated April 22, 2019: California

Jason Howerton: USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

25056L 103

Item 3.	Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Light Irrevocable Trust #1 dated April 22, 2019	3,834,355
Jason Howerton	3,834,355

(b)	Percent of Class: 6.9%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote:

Light Irrevocable Trust #1 dated April 22, 2019	3,834,355
Jason Howerton	3,834,355
(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of:

Light Irrevocable Trust #1 dated April 22, 2019	3,834,355
Jason Howerton	3,834,355

13G

CUSIP No. 25056L 103	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

13G

CUSIP No. 25056L 103	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2022

Light Irrevocable Trust #1 dated April 22, 2019

/s/ Jason Howerton
Jason Howerton, Trustee

/s/ Jason Howerton
Jason Howerton

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)